Russel Metals Inc.
Report to Shareholders

THIRD QUARTER FINANCIAL RESULTS

We are pleased to report adjusted net earnings from continuing operations of $6.6 million or $0.14 per common share were recorded for the third quarter ended September 30, 2003. These results were stronger than the previous two quarters and Acier Leroux was a positive factor in the improvement.  The Company recorded pretax restructuring costs of  $3.6 million for the rationalization of Russel Metals duplicate facilities created by the acquisition of Acier Leroux in the third quarter of 2003.  This reduced earnings per share by $0.05, after tax.  There was a further  $0.02 per common share charge for the U.S. operations of Acier Leroux, which Russel Metals has accounted for as discontinued operations.  Net earnings after the restructuring costs and discontinued operations were $3.7 million or $0.07 per common share.  In the third quarter of 2002, the Company reported adjusted net earnings of $10.4 million or $0.26 per common share.

The service center results for the third quarter of 2003 include the Canadian Acier Leroux operations for nine-weeks ended September 6, 2003.  The results for the last three weeks of September for Acier Leroux will be reported in our fourth quarter.    We are pleased to report that the Canadian operations of Acier Leroux have generated a profit net of the interest expense related to the Acier Leroux acquisition for the nine-weeks to September 6, 2003 and the unreported period to September 30, 2003.   The Acier Leroux earnings from operations before interest and taxes included in the service center segment for the third quarter 2003, were $3.4 million, which generated net earnings of approximately $1.0 million after related interest and taxes, and equates to $0.02 per common share on total Russel Metals' shares outstanding.  The Acier Leroux net earnings have been accretive in every month since the acquisition in absolute dollars of earnings and the earnings per common share have not been diluted factoring in the 3.5 million shares issued to acquire Acier Leroux.

The costs associated with the rationalization of the Acier Leroux operations have been absorbed by the discount from book value originally paid by Russel Metals.  These expenses are not reflected in the income statement.  The Acier Leroux adjustments to fair value and rationalization costs exceeded the purchase discount, and preliminary goodwill of $3.9 million has been recognized on the balance sheet.

The costs related to the rationalization of the Russel Metals owned operations created by the geographic overlap with Acier Leroux have been identified separately as a charge to income and actions taken in the third quarter of 2003 are reflected as restructuring costs in this period.   Canadian generally accepted accounting principles requires the expensing of these charges and does not allow for the accrual of the anticipated costs of restructuring and thus the Company anticipates there will be smaller charges in each of the next two quarters related to the restructuring of Russel Metals' operations caused by the Acier Leroux transaction.  The restructuring costs in the third quarter of 2003 were $3.6 million mainly related to the announced closing of Russel Metals' Lachine, Quebec operation.  This equates to $2.3 million or $0.05 per common share after the tax recovery.  Russel Metals' acquisition costs for Acier Leroux were slightly higher than indicated in the offering document caused by the Russel Metals share price trading above the original strike price of $5.10 per share. The Russel Metals' share price when the transaction closed was $5.63.  The total investment in Acier Leroux was approximately $197.8 million including transactions costs and the 3,546,874 common shares issued.  At the end of the third quarter, the net short-term bank borrowing primarily used to fund the acquisition had been dramatically reduced to $120.7 million.  This level of borrowing is expected to be reduced further over the next two quarters and the company expects to achieve a debt to equity ratio of approximately one to one in 2004 .

The construction of the B&T Steel facility in Stoney Creek, Ontario is currently on schedule to be fully operational in the first quarter of 2004, and is targeted to be completed for less than the $29.0 million that had been projected.  In 2003, the Company has included $11.9 million in fixed assets purchased related to this facility.

The Board of Directors declared an increased quarterly common share dividend in the amount of $0.08, payable December 15, 2003.  The Company's amount available to make restricted payments under our U.S. Note Debenture, which includes common share dividends increased to $27.5 million or $0.66 per share.

Outlook

The improved results in the third quarter compared with the previous two quarters resulted from the acquisition of Acier Leroux, more stable steel pricing and the seasonal pickup in the energy sector.

Current indications are that we anticipate continued improvement in all three sectors of our business in the fourth quarter.  An ongoing concern, especially in our service center operations, has been the strengthening of the Canadian dollar against the U.S. dollar, which has appreciated over 20% since January 1, 2003; however, to-date we have been able to maintain our margins and our revenue.  The main concern is what impact this will have on our customers' businesses.

The continued integration of Russel Metals and Acier Leroux which commenced in the third quarter is expected to generate higher profits and further reductions in working capital employed.  The rationalization of Russel Metals and Acier Leroux is on schedule to be substantially completed by early 2004.

The short-term borrowing position of $120.7 million at September 30, 2003 was slightly better than management's expectations at the beginning of the quarter.  This reduction in borrowings will continue for the fourth quarter with short-term borrowings expected to be approximately $100 million by year-end.

E.M. Siegel, Jr.
President and Chief Executive Officer